UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9.)

Under The Securities Exchange Act of 1934

SEASPAN CORPORATION.

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC

c/o Washington Corporations

101 International Way

P.O. Box 16630

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

March 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,051,648 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 11,051,648 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,648 shares of Class A Common shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 16.11%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of Class A Common Shares beneficially owned by Deep Water, the Trust and Mr. Washington.

**	Based on 68,601,240 shares of Class A Common Shares outstanding as of December 31, 2010 as reported to Deep Water by the Issuer.

CUSIP No. Y75638109

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,051,648 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 11,051,648 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,648 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 16.11%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the Trustee of the Trust.

**	Based on 68,601,240 shares of Class A Common Shares outstanding as of December 31, 2010 as reported to Deep Water by the Issuer.

CUSIP No. Y75638109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,051,648 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 11,051,648 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,648 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 16.11%**
14.	Type of Reporting Person IN

*	Deep Water Holdings, LLC (“Deep Water”) holds 11,051,648 shares of Class A Common Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust.

**	Based on 68,601,240 shares of Class A Common Shares outstanding as of December 31, 2010 as reported to Deep Water by the Issuer.

EXPLANATORY STATEMENT

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to shares of Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). Deep Water Holdings, LLC (“Deep Water”), The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) and Mr. Dennis R. Washington (“Mr. Washington” and collectively with Deep Water and the Trust, the “Reporting Persons”) jointly file this Amendment No. 9 to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11,2009, October 6, 2009, May 25, 2010 and on June 23, 2010 (the “Schedule 13D”). Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Deep Water purchased the Common Shares it owns with its working capital. Deep Water did not purchase any Common Shares with borrowed funds. Deep Water also acquired 785,580 Common Shares pursuant to a dividend reinvestment plan of the Issuer. Other than the reinvestment of such dividend, no consideration was paid by Deep Water to acquire such shares.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by Deep Water in the Issuer’s Common Shares during the past 60 days. All of the transactions set forth on Schedule A were effected in the New York Stock Exchange trading market, except for the referenced Common Shares that were acquired pursuant to a dividend reinvestment plan of the Issuer.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the issuer

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Greater China Intermodal LLC Agreement

Purpose and Members

On March 14, 2011, an affiliate of Mr. Washington, Blue Water Commerce, LLC (the “Washington Member”) agreed to participate in an investment vehicle established by an affiliate of The Carlyle Group (“Carlyle”). The investment vehicle, Greater China Intermodal Investments LLC (the “Vehicle”) will invest up to $900 million in equity capital in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China.

The members of the Vehicle are (i) Seaspan Investment I Ltd., a subsidiary of the Issuer (the “Seaspan Member”), (ii) the Washington Member, (iii) Tiger Management Limited, an entity owned and controlled by one of the Issuer’s directors Graham Porter (the “Tiger Member”), and (iv) Greater China Industrial Investments LLC (a limited liability company owned by affiliates of Carlyle and the Tiger Member, “GC Industrial”).

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900 million. GC Industrial has committed up to $775 million ($750 million of which is a commitment from the Carlyle affiliate member and $25 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25 million and the Seaspan Member has committed up to $100 million. The Tiger Member will contribute services to GC Intermodal, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in GC Intermodal.

Distributions

The Vehicle’s available cash will be distributed as and when determined by the Vehicle’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until all members receive a cumulative compounded rate of return on their respective capital contributions equal to 12%. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions. The Washington Member has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle.

Governance

The Vehicle will be governed by a board of managers initially consisting of nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who shall initially be Mr. Gerry Wang, the Issuer’s chief executive officer and co-chairman, and Mr. Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Mr. Wang, and Mr. Porter, will each provide services to the Vehicle and GC Industrial and pursue investment opportunities for the Vehicle and GC Industrial.

The Vehicle will have a Transaction Committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The Transaction Committee will initially consist of Mr. Wang, Mr. Porter and two GC Industrial designees. The Issuer’s co-chairman and the Washington Member designee on the Vehicle’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member will not have a designee on the Transaction Committee, although Mr. Washington will provide to the Seaspan Member certain Transaction Committee materials, subject to a confidentiality agreement.

Tag-Along, Drag-Along, Preemptive and Registration Rights

The members of the Vehicle have certain “tag-along,” “drag-along,” preemptive and demand registration rights that may increase the liquidity of their investments in the Vehicle and provide protection against dilution of their investments.

Service Agreements

Seaspan Management Services Limited (“SMSL”), the Tiger Member and Carlyle have each agreed to provide certain services to a subsidiary of the Vehicle. Pursuant to a management agreement, SMSL will provide technical and commercial management services with respect to the vessel investments made by the Vehicle for certain fee payments. The Tiger Member will provide the Vehicle with financial and strategic advisory services pursuant to a management agreement pursuant to which the Tiger Member generally will be entitled to charter fees, transaction fees and financing fees. A portion of these fees will be reinvested in the Vehicle and the equity issued in connection with such re-investment will be held by the Tiger Member. The Washington Member has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. Carlyle will also be entitled to transaction, financing and management fees pursuant to a consulting agreement

Dissolution

The Vehicle will be dissolved upon the first to occur of the following: (a) 18 months after the effective date of the GC Intermodal LLC agreement if no investments have been made at that time, unless otherwise determined by the Transaction Committee; (b) the approval of the board of managers and the Transaction Committee; (c) the first date on which the Vehicle no longer holds any investments and the Vehicle cannot call capital from its members; and (d) any other event causing dissolution by law.

Rights of First Refusal and First Offer Agreements

The Seaspan Member has a right of first refusal relating to the Vehicle’s containership investment opportunities (“Container Investment Opportunities”). The Seaspan Member may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if the Seaspan Member exercises this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to the Seaspan Member’s right of first refusal, which is discussed in more detail below. Container Investment Opportunities that are not acquired by the Seaspan Member or the Washington Member may be acquired by the Vehicle. In addition, the Seaspan Member has rights of first offer relating to certain containerships that the Vehicle and the Washington Member may propose to sell or dispose of.

Right of First Refusal Mechanics

For each Container Investment Opportunity, the Vehicle will deliver to the Seaspan Member a notice of the summary transaction terms (including vessel terms and charter terms to the extent known to the Vehicle at the time of delivery, and indicative financing terms) and a copy of a letter of intent for the construction or acquisition of the vessel that the Vehicle is prepared to enter into (referred to as the “Negotiated Vessel Purchase Contract”), and, if applicable, a copy of any letter of intent for the chartering of the vessels (referred to as the “Negotiated Charter Contract” and the Negotiated Vessel Purchase Contract and the Negotiated Charter Contract are referred to as the “Negotiated Vessel Contracts”). Generally, the Seaspan Member will have 12 business days from the date of the Vehicle’s notice in which to elect to exercise its right of first refusal, in whole or in part, and four business days from the date of delivery of the Negotiated Vessel Contracts, to sign and return such agreements to the Vehicle for delivery to the applicable shipyard or charterer. These time periods will be extended if there are changes to the material terms of the transaction.

After the Seaspan Member has executed the Negotiated Vessel Contracts, the Vehicle will use commercially reasonable efforts for a period of five business days to cause the other party or parties to the Negotiated Vessel Contracts to enter into the contracts with the Seaspan Member. If the other party or parties to the agreements do not enter into the Negotiated Vessel Contracts with the Seaspan Member during the five-business day period, the applicable vessels will no longer be considered to be vessels on which the Seaspan Member has exercised its right of first refusal. If it is a charterer that refuses or fails to enter into Negotiated Charter Contract, the Seaspan Member may still elect to acquire the vessel pursuant to the Negotiated Vessel Purchase Contract. If the other party or parties to the Negotiated Vessel Contracts inform the Vehicle that a Negotiated Vessel Contract must be executed prior to the otherwise applicable deadlines agreed upon by the Vehicle, the Washington Member and the Seaspan Member, the Vehicle will have the right to execute such contracts and acquire the applicable vessels. However, if the Seaspan Member subsequently exercise its right of first refusal on these vessels, the Vehicle will assign its right under such contracts to the Seaspan Member, or the Seaspan Member will purchase the vessels from the Vehicle on the same terms and conditions as set forth in the Negotiated Vessel Purchase Contract and, if applicable, charter the vessels pursuant to the Negotiated Charter Contract.

Right of First Refusal Scope

Prior to August 15, 2014, the Seaspan Member may exercise its right of first refusal with respect to 100% of the vessels comprising a Container Investment Opportunity, and on or after August 15, 2014 with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

•	50% of the vessels comprising a Container Investment Opportunity plus a number of vessels equal to:

(a)	the total number of vessels with respect to which the Seaspan Member previously exercised its right of first refusal, but which vessels were not purchased by the Seaspan Member due to the refusal or failure of the other party or parties to the Negotiated Vessel Contracts to execute the contracts (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice), minus

(b)	the excess of:

(i)	the total number of vessels with respect to which the Seaspan Member previously exercised its right of first refusal on or after August 15, 2014 and subsequently purchased, over

(ii)	50% of the aggregate number of all vessels comprising all previous Container Investment Opportunities on or after August 15, 2014.

The Seaspan Member has a similar right of first refusal with respect to the acquisition of companies that own containerships which comprise more than 50% of such company’s assets.

Termination of Right of First Refusal

The Seaspan Member’s right of first refusal will terminate upon the earlier of:

•	March 31, 2015;

•	the date on which the Vehicle is dissolved or liquidated;

•

the Vehicle’s election to terminate, given in writing to the Seaspan Member and the Washington entity at any time after any of August 15, 2011, 2012, 2013 or 2014, if the Seaspan Member has exercised its right of first refusal with respect to greater than 50% of the vessels comprising all Container Investment Opportunities prior to such date (or if the Seaspan Member has provided notice to the Vehicle of such event, the Vehicle must notify the Seaspan Member whether it elects to terminate the right of first refusal within 90 days after receipt of the notice), provided, that (i) the Seaspan Member shall not be deemed to have exercised its right to acquire any vessel that is subject to a Negotiated Vessel Contract that is not exercised by the other party of such contract within five business days (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice) and (ii) the vessels with respect to which the Seaspan Member has exercised its right of first refusal will include any vessels on which the Washington Member has exercised its right of first refusal (described below in “Washington Member Right of First Refusal”) if such vessel is subsequently transferred to the Seaspan Member or a controlled affiliate within one year of delivery and the Washington Member intended to so transfer;

•

consummation of an initial public offering of any equity securities of the Vehicle or any of its subsidiaries; provided, however, that with respect to an initial public offering of a subsidiary, the right of first refusal will remain in effect with respect to the Vehicle and its subsidiaries, but terminate with respect to the subsidiary that consummated the initial public offering and its subsidiaries; and

•

generally, upon consummation of a sale to a third party of more than 50% of the outstanding interests of the Vehicle or of assets representing at least 75% of the consolidated net asset value of the Vehicle and its subsidiaries.

Washington Member Right of First Refusal

The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to the Seaspan Member’s right of first refusal. If the Seaspan Member does not exercise its right of first refusal with respect to all vessels in a Container Investment Opportunity, the Washington Member has an additional three business days (15 business days total) to inform the Vehicle whether it will exercise its right of first refusal with respect to the vessels remaining in such Container Investment Opportunity (the “Seaspan Declined Vessels”), on the same terms and conditions as offered to the Seaspan Member.

Prior to August 15, 2014, the Washington Member may exercise its right of first refusal with respect to a number of vessels equal to the sum of:

•	25% of the Seaspan Declined Vessels in a Container Investment Opportunity, plus a number of vessels equal to:

(a)	the total number of vessels with respect to which the Washington Member previously exercised its right of first refusal, but which vessels were not purchased by it due to the refusal or failure of the other party or parties to the Negotiated Vessel Contracts to execute the contracts (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice) minus

(b)	the excess of:

(i)	the total number of vessels with respect to which the Washington Member previously exercised its right of first refusal and subsequently purchased, over

(ii)	25% of the aggregate number of Seaspan Declined Vessels for all previous Container Investment Opportunities.

On or after August 15, 2014, the Washington Member may exercise its right of first refusal with respect to a number of vessels equal to the greater of (a) 25% of the Seaspan Declined Vessels in a Container Investment Opportunity and (b) 12.5% of the vessels comprising the Container Investment Opportunity.

The Washington Member does not have a right of first refusal with respect to the acquisition of companies that own containerships.

Rights of First Offer

The Seaspan Member has certain rights of first offer if the Vehicle intends to sell or otherwise dispose of one or more containerships (other than in connection with an initial public offering or a sale of the Vehicle). The Seaspan Member must exercise this right of first offer within 12 business days after receiving notice of such opportunity, which notice shall describe the vessels in reasonable detail, the related charter terms (including a copy of the charter documents) and any existing financing that may be assumed upon transfer of the vessel (including a copy of the loan documents). The Vehicle may accept or reject the offer in its sole discretion. If the Vehicle rejects the offer, which must set forth all material terms and conditions (including price) on which the Seaspan Member would be willing to purchase the applicable vessels, it may only sell the vessels to a third party, generally within 180 days of its notice to the Seaspan Member, and only for consideration greater than that offered by the Seaspan Member. This right of first offer terminates upon the termination of the right of first refusal described above.

The Seaspan Member’s right of first offer on Washington Member vessels is generally similar to the Seaspan Member’s right of first offer on Vehicle vessels, and applies to certain transfers or sales of any containerships acquired by the Washington Member pursuant to its right of first refusal from the Vehicle. The Washington Member right of first offer terminates after 10 years.

Amendment to Omnibus Agreement

The Issuer entered into an amendment that provides that the non-competition provisions of the Omnibus Agreement among the Issuer, SMSL, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation do not prevent Seaspan Marine Corporation (formerly Seaspan International Ltd.), a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities, Norsk Pacific Steamship Company Limited, a company within the Washington Marine Group, SMSL or any of their controlled affiliates (other than the Issuer and its subsidiaries), or any officer, director, employee or direct or indirect equity owner of such entities (including Mr. Wang and Mr. Porter), from making investments in, and providing services to, the Vehicle, GC Industrial, their subsidiaries and successors, or acting as an employee or consultant to, designating any director or manager of, or assisting in any other manner, the Vehicle, GC Industrial, their subsidiaries and successors. Seaspan Marine Corporation, Norsk Pacific Steamship Company Limited, SMSL or any of their controlled affiliates (other than the Issuer and its subsidiaries), or any officer, director, employee or direct or indirect equity owner of such entities, are also permitted to make investments in, and provide services to, the Washington Member and its affiliates, or act as an employee or consultant to, designate any director or manager of, or assist in any other manner, the Washington Member and its affiliates in connection with any vessels that the Washington Member or an affiliate acquires pursuant to the right of first offer granted to it by the Vehicle.

* * *

The foregoing summary of the matters described above is qualified in its entirety by reference to the text of the Report on Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 14, 2011 and the text of the exhibits referenced below that were filed therewith.

4.1	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011.

4.2	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011.

4.3	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011.

4.8	Amendment to Omnibus Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, dated March 14, 2011.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2011	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: March 18, 2011	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, and Mr. Dennis R. Washington pursuant to the Joint Filing Agreement dated February 11, 2009 and included with the signature page to the initial Schedule 13D with respect to Seaspan Corporation filed on February 11, 2009, SEC File No. 005-80932, and incorporated by reference herein.

Schedule A

Purchase Transactions of Common Shares

By Deep Water Holdings, LLC during the last 60 days

Date	Transaction	Number of Shares	Approximate Price per Share

2/11/2011	Acquisition under dividend reinvestment plan	96,145	$14.68